Exhibit 99.A

               KIEWIT CONSTRUCTION & MINING GROUP

                Index to Financial Statements and
             Management's Discussion and Analysis of
          Financial Condition and Results of Operations

Financial Statements:

          Condensed Statements of Earnings for the three months ended June 30, 1996 and 1995 and the six months ended
            June 30, 1996 and 1995
          Condensed Balance Sheets as of June 30,1996 and
            December 30, 1995
          Condensed Statements of Cash Flows for the six months
            ended June 30, 1996 and 1995
          Notes to Condensed Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations

               KIEWIT CONSTRUCTION & MINING GROUP

                Condensed Statements of Earnings
                           (unaudited)

                                       Three Months Ended   Six Months Ended
                                              June 30,       June 30,
(dollars in millions,
  except per share data)               1996        1995     1996        1995

Revenue                             $   570      $  558    $ 1,072     $ 984
Cost of Revenue                        (511)       (512)      (989)     (921)
                                    -------      ------    -------     -----
                                         59          46         83        63

General and Administrative Expenses     (29)        (29)       (59)      (61)
                                    -------      ------    -------     -----
Operating Earnings                       30          17         24         2

Other Income (Expense):
 Investment Income, net                   4           3          8         6
 Interest Expense, net                   (1)          -         (2)       (1)
 Other, net                              15          35         29        46
                                   --------     -------    -------     -----
                                         18          38         35        51
                                   --------     -------    -------     -----
Earnings Before Income Taxes             48          55         59        53

Provision for Income Taxes              (19)        (19)       (23)      (19)
                                   --------     -------    -------     -----

Net Earnings                      $      29    $     36   $     36     $  34
                                  =========    ========   ========     ======
Earnings per Common and Common
 Equivalent Share                 $    2.79    $   2.59   $   3.46     $2.44
                                  =========    ========   ========     =====

See accompanying notes to condensed financial statements.


               KIEWIT CONSTRUCTION & MINING GROUP

                    Condensed Balance Sheets


                                             June 30,  December 30,
                                              1996         1995
(dollars in millions)                      (unaudited)

Assets

Current Assets:
 Cash and cash equivalents                  $    99      $   94
 Marketable securities                          107         120
 Receivables, less allowance of $16 and $10     261         258
 Costs and earnings in excess of
  billings on uncompleted contracts             104          78
 Investment in construction joint ventures       67          73
 Deferred income taxes                           68          61
 Other                                           20          23
                                            -------       -----
Total Current Assets                            726         707

Property, Plant and Equipment, less accumulated
 depreciation and amortization of $413 and $421 167         161
Investments                                      90          83
Other Assets                                     19          40
                                            -------       -----
                                            $ 1,002     $   991
                                            =======     =======
Liabilities and Stockholders' Equity

Current Liabilities:
 Accounts payable, including retainage
  of $33 and $42                            $   162     $   179
 Short-term borrowings                            -          45
 Current portion of long-term debt                -           2
 Accrued construction costs and billings
  in excessof revenue on uncompleted
  contracts                                     164         111
 Accrued insurance costs                         76          79
 Other                                           37          43
                                            -------     -------
Total Current Liabilities                       439         459


Long-Term Debt, less current portion              9           9
Other Liabilities                                54          56

Stockholders' Equity (Redeemable common stock,
 $342 million aggregate redemption value):
  Common equity                                 504         471
  Net unrealized holding gain                     -           1
  Foreign currency adjustment                    (4)         (5)
                                            -------      ------
Total Stockholders' Equity                      500         467
                                            -------      ------
                                            $ 1,002     $   991
                                            =======     =======

See accompanying notes to condensed financial statements.

               KIEWIT CONSTRUCTION & MINING GROUP

               Condensed Statements of Cash Flows
                           (unaudited)

                                                    Six Months Ended
                                                        June 30,
(dollars in millions)                                 1996    1995

Cash flows from operations:
 Net cash provided by operations                      $ 73   $  47

Cash flows from investing activities:
 Proceeds from sales and maturities of
  marketable securities                                 67     147
 Purchases of marketable securities                    (57)    (89)
 Proceeds from sales of property, plant and equipment   16       9
 Acquisitions                                           (3)      -
 Capital expenditures                                  (36)    (47)
 Other                                                   -      (4)
                                                      -----    ----
  Net cash provided by (used in) investing activities  (13)     16

Cash flows from financing activities:
 Payments on long-term debt, including current portion  (2)     (2)
 Net change in short-term borrowings                   (45)      -
 Issuance of common stock                               27      24
 Repurchases of common stock                            (4)     (4)
 Dividends paid                                        (12)    (13)
 Exchange of Class B&C Stock for Class D Stock, net    (19)    (54)
                                                      -----   ----
  Net cash used in financing activities                (55)    (49)
                                                      -----   ----

  Net change in cash and cash equivalents                5      14

Cash and cash equivalents at beginning of period        94      70
                                                     -----    ----
Cash and cash equivalents at end of period           $  99   $  84
                                                     =====   =====

See accompanying notes to condensed financial statements.

               KIEWIT CONSTRUCTION & MINING GROUP

             Notes to Condensed Financial Statements


1.   Basis of Presentation:

     The condensed balance sheet of Kiewit Construction & Mining Group (the "Group") at December 30, 1995 has been condensed from the Group's audited balance sheet as of that date. All other financial statements contained herein are unaudited and have been prepared using the historical amounts included in the Peter Kiewit Sons', Inc. ("PKS") consolidated condensed financial statements. The Group's accounting policies and certain other disclosures are set forth in the notes to the financial statements contained in PKS' Annual Report on Form 10-K as an exhibit for the year ended December 30, 1995.

     Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class B&C Stock and Class D Stock are stockholders of PKS. Accordingly, the PKS consolidated condensed financial statements and related notes as well as those of the Kiewit Diversified Group should be read in conjunction with these financial statements.

     Marketable securities at June 30, 1996 and December 30, 1995 include approximately $60 million and $62 million, respectively, of investments which are being held by the owners of various construction projects in lieu of retainage. Receivables at June 30, 1996 and December 30, 1995 include approximately $56 million and $50 million, respectively, of retainage on uncompleted projects, the majority of which is expected to be collected within one year.

     Where appropriate, items within the condensed financial statements have been reclassified from the previous periods to conform to current year presentation.


2.   Earnings Per Share:

     Primary earnings per share of common stock have been computed using the weighted average number of shares outstanding during each period. Fully diluted earnings per share have not been presented because they are not materially different from primary earnings per share. The number of shares used in computing earnings per share was 10,353,305 and 13,998,740 for the three months ended June 30, 1996 and 1995 and 10,305,087 and 13,954,135 for the six
     months ended June 30, 1996 and 1995.

     Pursuant to the Restated Certificate of Incorporation of PKS, the stock price calculation is computed annually using the number of shares outstanding at the end of the fiscal year.

3.  Summarized Financial Information:

     The  Group's  50%  portion  of  PKS'  corporate  assets  and liabilities and related transactions, which are not separately identified with the ongoing operations of the Construction & Mining Group or the Diversified Group, and items attributable to the Group are as follows:


     (dollars in millions)

                                                 June 30,  December 30,
                                                   1996      1995

     Cash  and  cash  equivalents                $    -     $   4
     Marketable securities                            5        10
     Property,  plant  and  equipment,  net           5         5
     Other   assets                                   4         4
                                                  -----     -----
          Total  Assets                          $   14     $  23
                                                 ======     =====

     Accounts payable                            $    4    $   10
     Long-term debt, including current portion        9        11
     Other   liabilities                              2         -
                                                 ------    ------
        Total Liabilities                        $   15    $   21
                                                 ======    ======



                                    Three Months Ended      Six  Months Ended
                                        June 30,                June 30,
                                     1996          1995      1996         1995

    Other  income (expense), net     $  -          $  -      $  (1)       $ (1)


     Corporate general and administrative costs have been allocated to the Group. These allocations were less than $1 million for the three months ended June 30, 1996 and 1995 and $1 million for the six months ended June 30, 1996 and 1995.

     Mine  management income from the Diversified  Group  was  $8 million and $7 million for the three months ended June 30, 1996 and 1995 and $15 million for the six months ended June
     30, 1996 and 1995.


4.   Other Matters:

     The Group is involved in various lawsuits, claims and regulatory proceedings incidental to its business. Management believes that any resulting liability, beyond that provided, should not materially affect the Group's financial position, future results of operations or future cash flows.


Results  of  Operations - Second Quarter 1996 vs. Second  Quarter 1995

Revenue from each of the Group's business segments for the three months ended June 30, was (in millions):

                                          Three Months Ended
                                              June 30,
                                           1996     1995

          Construction                   $  566    $  547
          Other                               4        11
                                         ------    ------
                                         $  570    $  558

Construction. Construction revenue rose 3% in the second quarter of 1996 compared to the same period in 1995. The increase is primarily due to new work in the form of joint ventures as well as increased materials sales. Contract backlog at June 30, 1996 was $2 billion, of which 7% is attributable to foreign operations, principally, Canada, the Philippines and Indonesia. Projects on the west coast account for 36% of the total backlog which includes San Joaquin Toll Road backlog of $58 million.

Gross  margin on construction contracts increased to 9%  from  8%
during  the  same   period  in  1995.   Increased   operational
efficiencies,  primarily on joint venture projects,  as  well  as
claim  settlements favorably affected construction  margins.   In
addition, the growing materials business continued to have a positive impact on margins.

General and Administrative Expenses.   General and administrative
expenses in 1996 were consistent with those in 1995. A decline in travel expenses was offset by an increase in compensation expense.

Investment Income, net. The increase in investment income is primarily attributable to the improved results of the Group's equity method investee, ME Holding, Inc.

Other, net. Other income includes gains and losses on the disposition of property, plant and equipment and other assets and mine management income from the Diversified Group. Gains on the sale of construction equipment and mine management income were fairly stable in 1996 as compared to 1995. The decline in other income is directly attributable to the $21 million gain recognized on the Kinross transaction in 1995.

Income Taxes.    The effective income tax rate for the Group  was
39%  and 35% for the second quarter of 1996 and 1995.   In  1996,
the effective rate is higher than the expected statutory rate primarily due to state income taxes.

Results of Operations - Six Months 1996 vs. Six Months 1995

Revenue  from each of the Group's business segments for  the  six months ended June 30, was (in millions):
                                            Six Months Ended
                                                June 30,
                                             1996      1995

               Construction                  $1,065    $968
               Other                              7      16
                                             ------    ----
                                             $1,072    $984

Construction. Construction and materials revenues increased by $97 million or 10% during the first six months of 1996 compared to the same period in 1995. Materials sales increased by 18% due
to   more   favorable  weather  and  market   conditions.  Also
contributing to the increase was a 33% increase in joint venture revenues primarily from new work and the San Joaquin Toll Road project.

Gross margins on construction and materials projects increased to 7% for the first six months of 1996 compared to 6% for the same period in 1995. Increased operational efficiencies, primarily on joint venture projects, as well as claim settlements favorably affected construction margins. In addition, the growing materials business continued to have a positive impact on margins.

General and Administrative Expenses. General and administrative expenses declined 3% in the six months ended June 30, 1996 compared to the same period in 1995. An overall decline in administrative expenses, particularly computer operating expenses, was partially offset by an increase in compensation expense.

Investment Income, net. The increase in investment income is primarily attributable to the improved results of the Group's equity method investee, ME Holding, Inc., and the absence of losses on the sale of securities incurred in 1995 of $1 million being partially offset by a $1 million decline in interest income.

Other, net. Other income is primarily comprised of $15 million of mine management fees and $12 million of gains on the sale and disposition of construction equipment in 1996. In 1995 mine management fees were also $15 million, gains on equipment disposals were $7 million and the gain on the Kinross transaction was $21 million.

Income Taxes. The effective income tax rate for the Group was 39% and 35% for the first six months of 1996 and 1995. In 1996, the effective rate is higher than the expected statutory rate primarily due to state income taxes.

Financial Condition - June 30, 1996 vs. December 30, 1995

The Group's working capital increased $39 million or 16% during the first six months of 1996. The increase was primarily due to the issuance of common stock totaling $27 million, net proceeds from the sale of marketable securities of $10 million, proceeds from the sale of property, plant and equipment and other assets of $16 million and $72 million of cash provided by operations. Partially offsetting these sources were capital expenditures of $36 million, the repayment of $45 million on short-term borrowings, the exchange for Class D Stock and repurchase of Class B & C stock totaling $23 million and dividend payments of $12 million.

The Group anticipates investing between $40 and $75 million annually in its construction business, including opportunities to acquire additional businesses and may purchase additional shares of the electrical contractor, ME Holding, Inc. Other long term liquidity uses include the payment of income taxes, repurchases and conversions
of  common stock   and  the  payment  of  dividends.   The  Group's
current financial   condition  and  borrowing  capacity   together   with
anticipated cash flows from operations should be sufficient for immediate cash requirements and future investing activities.